Exhibit 16.1




June 20, 2003




Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Chukchansi Economic Development Authority (the Authority) and, under the date of July 17, 2002, we reported on the financial statements of the Authority for the period from June 15, 2001 (commencement of operations) through December 31, 2001. On March 26, 2003, the Authority elected not to reappoint us.

We have read the Authority's statements included under Item 14 of this Form S-4, as part of the Chukchansi Economic Development Authority's amendment No.2 to From S-4 report dated June , 2003 regarding the change in independent accountants for Chukchansi Economic Development Authority. We agree with such statements.

Very truly yours,

/s/ Burnett + Company LLP